Spinal Elements Holdings, Inc.

3115 Melrose Drive, Suite 200

Carlsbad, CA 92010

January 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deanna Virginio/Joe McCann – Legal
Nudrat Salik/Daniel Gordon – Accounting

Re:	Spinal Elements Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-248999)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spinal Elements Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-248999), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 23, 2020.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at the current time. The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Craig Marcus at (617) 951-7802 or craig.marcus@ropesgray.com.

Sincerely,
Spinal Elements Holdings, Inc.

/s/ Steve McGowan
Name:	Steve McGowan
Title:	Chief Financial Officer